TSX: BZA
NEWS RELEASE

AMERICAN BONANZA REPORTS HIGH GRADE DRILLING
WITH 32.5 G/T GOLD OVER 4.2 METRES

June 8, 2005 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) is pleased to announce continued very impressive high grade drilling results from its underground drilling program at its 100% owned high-grade Copperstone gold project in Arizona.

D-Zone Underground Core Drilling

Underground core drilling continues at the D-Zone. Objectives of this program are conversion of known historic indicated and inferred resources into measured resources and reserves, and mine planning. A total of 73 holes have been drilled with a combined length of 6,500 metres. Approximately 300 metres in 3 planned holes remain to be drilled in the underground drilling program.

The presence of gold mineralization is evident in all holes drilled with the most significant high-grade intercepts including a 4.2 metre zone grading 32.5 g/t gold in drill hole number DU5-70; a 4.6 metre zone grading 29.0 g/t gold in drill hole number DU5-70; a 7.1 metre zone grading 18.5 g/t gold in drill hole number DU5-71; and a 3.0 metre zone grading 17.4 g/t gold in drill hole number DU5-73.

As previously reported, these D-Zone drill intercepts are oblique to the mineralized Copperstone fault; true thickness of the D-Zone ranges up to 7 metres thick. Modelling to determine true thickness for the intercepts announced here is ongoing; current estimates indicate true thicknesses are about one-half of the drilled thicknesses reported here.

The following table is a summary of assay results for this group of underground holes:

Hole ID	From – To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
DU5-69	16.1-26.8	3.3	TR	TR	1.8
and	47.8-50.7	0.9	3.9	0.115	0.3
DU5-70	44-59	4.6	29.0	0.846	0.3
including	53.5-56.6	0.9	124.8	3.640	0.5
and	79-92.7	4.2	32.5	0.947	TR
including	84.9-87.8	0.9	127.5	3.719	TR
DU5-71	37.7-61	7.1	18.5	0.539	0.7
including	38.7-47.8	2.8	35.9	1.048	0.4
and	66.5-71.3	1.5	15.2	0.444	1.8
and	89.8-102.2	3.8	3.9	0.115	0.5
DU5-72	66.9-73.9	2.1	8.1	0.237	TR
and	87.9-94	1.9	6.7	0.196	0.2
DU5-73	69-79	3.0	17.4	0.508	0.3

The surface drilling program continues on the project with a total of 6 drilling rigs currently active. Assays are pending on the surface drilling program.

Brian Kirwin, President and Chief Executive Officer stated “These impressive drill results continue to highlight the success we are having at Copperstone. These high-grade gold values are a distinctive characteristic of the Copperstone gold deposits. As the focus of our drilling changes to emphasize exploration our objective will be the discovery of additional high-grade deposits”

Drill Hole Location Table:

Hole ID	T.D. (m)	Northing	Easting	Elevation	Azimuth	Inc.
DU5-69	33.2	1047547.0	332778.5	302.5	125	27
DU5-70	54.4	1047555.6	332711.9	300.0	120	12
DU5-71	48.5	1047555.6	332711.9	300.0	120	24
DU5-72	70.1	1047553.2	332710.6	298.0	140	10
DU5-73	57.6	1047553.2	332710.6	301.0	140	20

Additional information about Bonanza can be obtained at: www.americanbonanza.com.

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling and the current drilling from surface.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by international drilling contractors: Layne Christensen Company of Chandler, Arizona. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

Underground core is NQ size, equaling 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 4.4 pounds for the underground drilling. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. A total of 252 core samples from the underground drilling were assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 20 standards were inserted for assay for the drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining, possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call or write:
Wayne Marsden, Investor Relations, toll free 877-366-4464